State of Delaware
Secretary of State
Division of Corporations
Delivered 01:59 PM 03/18/2005
FILED 01:59 PM 03/18/2005
SRV 050227116 - 3942005 FILE

CERTIFICATE OF INCORPORATION

FIRST: The name of this corporation shall be: IC PLACES INC.

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, Country of New Castle and its registered agent at such address is CORPORATE AGENTS, INC.

THIRD: The purpose or purposes of the corporation shall be:

> To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is One Hundred Twenty Five Million (125,000,000) shares of Common Stock with a par value of ($0.0001) per share.

FIFTH: The name and address of the incorporator is as follows:

> The Company Corporation
> 2711 Centerville Road, Suite 400
> Wilmington, DE 19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged this certificate of incorporation this 18th day of March, A.D.2005.

The Company Corporation, Incorporator

Catherine C. Kelleher

Name: Catherine C. Kelleher
Assistant Secretary

DE BC D-:CERTIFICATE OF INCORPORATION- SHORT SPECIMEN 09/00-1 (DESHORT)

City of Wilmington
Country of New Castle
Dated: March 18, 2005

ORGANIZATION ACTION IN WRITING OF INCORPORATOR

OF

IC PLACES INC.

_____

(Organized March 18, 2005)

The following action is taken this day through this instrument by the incorporation of the above corporation:

1.   The election of the following person[s] to serve as the director[s] of the corporation until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal:

STEVEN M. SAMBLISS
SHAWN CONTI

The Company Corporation, Incorporator

_____
Catherine C. Kelleher
Assistant Secretary

DE BC D-:ORGANIZATION ACTION 11/99 (DEACT)